Signature [PLEASE SIGN WITHIN BOX] Date Signature (Joint Owners) Date TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS: KEEP THIS PORTION FOR YOUR RECORDS DETACH AND RETURN THIS PORTION ONLYTHIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED. V96964-P53722 2. To receive and approve the directors’ remuneration report (other than the part containing the directors’ remuneration policy referred to in Resolution 3 below) for the year ended 31 December 2025 3. To receive and approve the directors’ remuneration policy, as set out on pages 4 to 15 of the directors’ remuneration report, such policy to take effect from the date on which this Resolution is passed 4. To re-appoint Ernst & Young LLP as the auditors of the Company until the conclusion of the next general meeting of the Company at which accounts are laid 5. To authorise the audit committee of the board of directors of the Company to agree the remuneration of the auditors of the Company 7. To re-appoint Andrew Reed as a director of the Company 8. To re-appoint Mateusz Staniszewski as a director of the Company 9. To re-appoint Markus Villig as a director of the Company 10. To authorise the making of limited political donations and expenditure by the Company and its subsidiaries 11. That the directors of the Company be generally authorised to allot shares in the Company 12. That the directors of the Company be authorised to disapply pre-emption rights pursuant to the authority given by Resolution 11 For Against Abstain For Against Abstain ! !! ! !! ! !! ! !! ! !! ! !! KLARNA GROUP PLC The Board of Directors recommends you vote FOR the following proposals: Ordinary Resolutions (Resolutions 1 - 11 inclusive) KLARNA GROUP PLC 10 YORK ROAD, LONDON SE1 7ND UNITED KINGDOM 1. To receive the Company’s annual accounts, the strategic report, the directors’ report and the auditors’ report for the year ended 31 December 2025 6. To re-appoint Niclas Neglén as a director of the Company Special Resolution (Resolution 12) Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer. For Against Abstain ! !! ! !! ! !! ! !! ! !! ! !! VOTE BY INTERNET Before The Meeting - Go to www.proxyvote.com or scan the QR Barcode above Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 p.m. Eastern Time on June 18, 2026. Have your proxy card in hand when you access the website and follow the instructions to obtain your records and to create an electronic voting instruction form. During The Meeting - Go to www.virtualshareholdermeeting.com/KLAR2026 You may attend the meeting via the Internet and vote during the meeting. Have the information that is printed in the box marked by the arrow available and follow the instructions. VOTE BY PHONE - 1-800-690-6903 Use any touch-tone telephone to transmit your voting instructions up until 11:59 p.m. Eastern Time on June 18, 2026. Have your proxy card in hand when you call and then follow the instructions. VOTE BY MAIL Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717, so that it is received no later than 11:59 p.m. Eastern Time on June 18, 2026. SCAN TO VIEW MATERIALS & VOTEw

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting: The Notice of Meeting, the Company's annual report and accounts for the year ended 31 December 2025, and the standalone directors' remuneration report for the year ended 31 December 2025 (including the directors' remuneration policy set out within it), are available at investors.klarna.com/governance/General-Meetings and www.proxyvote.com. V96965-P53722 Continued and to be signed on reverse side KLARNA GROUP PLC ANNUAL MEETING OF SHAREHOLDERS TO BE HELD ON JUNE 22, 2026 3:00 P.M. (BST) / 10:00 A.M. (ET) THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS Print the name of the person you are appointing if this person is someone other than the Chair of the AGM I/We being (a) holder(s) of shares or other interests (see note 1 below) in Klarna Group plc ("the Company") hereby appoint(s) Sir Michael J. Moritz KBE as the Chair of the AGM OR as my/our proxyholder with the power to appoint (his/her) substitute, and hereby authorize(s) them to represent and to vote, as designated on the reverse side of this ballot, all of the shares of KLARNA GROUP PLC that the shareholder(s) and/or depositary receipt holder(s), as applicable, is/are entitled to vote at the Annual General Meeting of KLARNA GROUP PLC to be held at 3:00 p.m. (BST) / 10:00 a.m. (ET), on Monday, June 22, 2026, at Freshfields LLP, 100 Bishopsgate, London EC2P 2SR, United Kingdom and virtually at www.virtualshareholdermeeting.com/KLAR2026, and any adjournment or postponement thereof. TO BE EFFECTIVE, PROXY FORMS MUST BE RETURNED TO BROADRIDGE USING THE PRE-PAID ENVELOPE AND RECEIVED BY 11:59 P.M. (ET) ON 18 JUNE 2026 / 4:59 A.M. (BST) ON 19 JUNE 2026. Notes to the Proxy Form 1. These Notes should be read together with the Notice of Annual General Meeting (the "Notice"). Please refer to the Notice for further details on the resolutions to be considered at the AGM and additional details on how to attend, raise questions and vote in advance of or at the AGM (whether in person or electronically) depending on how you hold your shares or Depositary Receipts in the Company. The definitions set out in Part VI of the Notice are incorporated by reference to this proxy form. 2. This proxy form enables you to vote your entire holding of shares and/or Depositary Receipts in the Company. Ordinary shares and Depositary Receipts carry one vote each. Class B Shares carry ten votes each. Votes cast by Depositary Receipt Holders will be voted directly on the ordinary shares underlying the corresponding Depositary Receipts, pursuant to an omnibus Letter of Representation executed by the Depositary Nominee prior to the AGM. If you do not wish to cast all your votes in the same way, please get in touch with the Company Secretary by email to agm@klarna.com by 12:00 p.m. (ET) / 5:00 p.m. (BST) on 17 June 2026 so that additional control numbers or proxy forms can be requested from Broadridge on your behalf. 3. Only shareholders entered on the Share Register, or the central register of Depositary Receipt Holders maintained by the CPU Depositary, in each case as at 10:00 a.m. (ET) / 3:00 p.m. (BST) on 12 June 2026 are entitled to attend and vote at the AGM. Changes to the entries on the relevant register after that time shall be disregarded in determining the rights of any person to attend and vote at the AGM. 4. Voting on all resolutions at the AGM will be conducted by way of a poll. Shareholders will be able to vote in one of three ways for each of the resolutions: `For', `Against' or `Abstain'. An abstention is not a vote in law and will not be counted in the calculation of the proportion of votes for and against a resolution. You may instruct your proxy how to vote by marking the appropriate box next to each resolution. You are strongly encouraged to appoint the Chairman of the AGM as your proxy (by leaving the default selection on this form unchanged). If the Chairman of the meeting is given discretion as to how to vote, he will vote in favour of each of the resolutions to be proposed at the AGM. Alternatively, you may appoint another person of your choice by inserting their name in the space provided. 5. Please refer to paragraph 7 of Part IV of the Notice for details on how to amend or revoke a proxy appointment or voting instruction after it has been made. 6. For DTC Beneficial Holders, your broker, bank or nominee is required to vote on your behalf pursuant to the omnibus legal proxy issued by Cede & Co. To instruct your broker, bank or nominee how to vote, please follow the voting instructions provided to you by your broker, bank or nominee. If you wish to vote in person at the physical meeting, you are required to obtain a separate legal proxy from your bank, broker or nominee and bring it with you to the meeting. Please refer to the sections headed 'Additional information for DTC Beneficial Holders' in Part IV (General Notes) of the Notice for more details. 7. You may also vote directly by calling Broadridge toll-free on 1-800-690-6903 and providing your control number. Please have your proxy form to hand when voting by telephone. If calling from outside the United States, you will be required to add the international access code (which in most countries is 00): 00-1-800-690-6903. Callers outside of the United States should note that this number may not be toll-free and standard international calling rates may apply. This proxy, when properly executed, will be voted in the manner directed herein. If no such direction is made and you have appointed the Chairman of the AGM as proxy, this proxy will be voted in favour of each of the resolutions proposed, in accordance with the Board of Directors' recommendations.